Exhibit 99.2

WeRide to Report Fourth Quarter and Full Year 2025 Financial Results on Monday, March 23, 2026

March 4, 2026 11:30 AM EST

NEW YORK, March 04, 2026 (GLOBE NEWSWIRE) -- WeRide Inc. (“WeRide” or the “Company”) (Nasdaq: WRD), a global leader in autonomous driving technology, today announced that it will release its unaudited financial results for the fourth quarter and full year 2025 on Monday, March 23, 2026, before the open of the U.S. markets.

The Company’s management will host an earnings conference call at 8:00 A.M. U.S. Eastern Time on March 23, 2026 or 8:00 P.M. Hong Kong Time on the same day to discuss the results. Details for the conference call are as follows:

Event Title: WeRide Inc. Fourth Quarter and Full Year 2025 Earnings Call

English Registration Link: https://register-conf.media-server.com/register/BI98ad9a5da2d8418781930021448b277b

Chinese Simultaneous Interpretation Registration Link (listen-only mode):

https://register-conf.media-server.com/register/BI5cdaf73794244bef8f4e6c8a09f2a403

All participants are required to complete the online registration in advance using the links provided above. During the registration, participants may select either the English or Chinese simultaneous interpretation options. Please note that the Chinese simultaneous interpretation line will be available in listen-only mode. Upon successful registration, each participant will receive a confirmation email containing the relevant dial-in details and a unique access PIN, which can be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.weride.ai.

About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded robotaxi company. Our autonomous vehicles have been tested or operated in over 30 cities across 11 countries. We are also the first and only technology company whose products have received autonomous driving permits in eight markets: China, Switzerland, the UAE, Singapore, France, Saudi Arabia, Belgium, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named to Fortune's 2025 Change the World and 2025 Future 50 lists.

Contacts

Investor inquiries: ir@weride.ai

Press inquiries: pr@weride.ai

Piacente Financial Communications

E-mail: weride@thepiacentegroup.com